Exhibit 99.6

PRIVATE AND CONFIDENTIAL

JULY 2023

ALVOTECH

as Issuer
and
[•]

as

Investor

CONVERTIBLE BOND SUBSCRIPTION AGREEMENT – TRANCHE B

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THIS AGREEMENT (the “Agreement”) is dated ____ July 2023 and is made between:

(1)	ALVOTECH, a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Trade and Companies’ Register under number B258884 (the “Issuer”); and

(2)	[•], incorporated and registered in [Iceland], with registration number [•], whose registered office is at [•], [Iceland] (the “Investor”),

each a “Party” and together the “Parties” to this Agreement.

Whereas:

(A)	The Issuer and the Investor wish to record the arrangements agreed between them in relation to the subscription by the Investor, and the issuance by the Issuer of the convertible bonds due 2025 (the “Bonds”) pursuant to the Tranche B Convertible Bond Instrument, dated 20 December 2022 (the “Tranche B Convertible Bond Instrument”).

1.	Definitions and Interpretation

Capitalised terms used but not otherwise defined in this Agreement shall have the meaning ascribed to such term in the Tranche B Convertible Bond Instrument. In addition, references in this Agreement to:

(a)	a contract or document are to that contract or document as amended, novated, supplemented, restated or replaced from time to time;

(b)	any person shall include its successors in title, permitted assigns and permitted transferees and references to a person in a particular capacity excludes such person in other capacities;

(c)	any statute or statutory provision or stock exchange listing rules include: (a) that statute or provision or listing rules as from time to time modified, re-enacted or consolidated whether before or after the date of this agreement; (b) any past statute or statutory provision or listing rules (as from time to time modified, re- enacted or consolidated) which that statute or provision has directly or indirectly replaced; and (c) any subordinate legislation made from time to time under that statute or statutory provision; and

(d)	the terms “include”, “including”, “in particular” and any similar expression shall be construed as illustrative and shall not limit the sense of the words, phrase or term preceding those terms.

2.	Issue and Subscription

2.1	Agreement to Issue Bonds

Subject to the representations and warranties of the Investor set forth in Clause 3.2 (Representations and Warranties from the Investor) being true, accurate and correct in all

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material respects (except for those representations and warranties that are conditioned by materiality, which shall be true and accurate in all respects) on the date hereof and on the Closing Date, the Issuer agrees to issue to the Investor the Bonds in the principal amount equal to USD [•] on the 11 August 2023 (the “Closing Date”), or such other date as the Issuer and the Investor may otherwise agree; provided that such date shall not be later than 18 August 2023, for completion of the issue and subscription of the Bonds in accordance with both Clause 6.1 (Issue of the Bonds) and Clause 6.2 (Payment) (“Closing”). The Issuer may though, if there will be an oversubscription, reduce the subscription in its sole discretion, and shall notify the Investor of such reduction no later than 31 July 2023.

In this Agreement, “Business Day” means a day other than a Saturday or Sunday on which commercial banks are open for business in Reykjavík and Luxembourg.

2.2	Subscription

Subject to the satisfaction of the conditions set forth in Clause 5 (Conditions Precedent) and the entry in the Register of Bondholders (as defined in the Tranche B Convertible Bond Instrument) of the name of the Investor as the Bondholder, which the Parties acknowledge and agree shall be evidenced by a PDF copy of the Register of Bondholders provided by the Registrar (as defined in the Tranche B Convertible Bond Instrument) (or if the Registrar is not yet appointed on the Closing Date, the Issuer), the Investor will subscribe for the Bonds. For the avoidance of doubt, none of the Investor or any of its respective affiliates shall have any obligation to subscribe for the Bonds unless all of the conditions set forth in Clause 5 (Conditions Precedent) have been satisfied or otherwise waived by the Investor. The Bonds shall be subject to and governed by the Tranche B Convertible Bond Instrument, which shall form an integral part of this Agreement.

3.	Representations, Warranties and Covenants

3.1	Representations and Warranties from the Issuer

(a)	The Issuer makes each of the representations and warranties to the Bondholders set out in schedule 1 (Representations and Warranties from the Issuer) to this Agreement to the Investor on the date of this Agreement.

(b)	The representations and warranties contained in, or given pursuant to, this Clause 3 (Representations and Warranties from the Issuer) shall be deemed to have been repeated on the Closing Date.

3.2	Representations and Warranties from the Investor

The Investor represents and warrants to the Issuer on the date of this Agreement that:

(a)	it understands that its purchase of the Bonds involves a high degree of risk and is speculative in nature; it (i) has consulted with its own legal, regulatory, tax, business, investment, financial and accounting advisers in connection herewith to the extent it has deemed necessary; (ii) has had a reasonable opportunity to ask questions of and receive answers from officers and representatives of the Issuer concerning the financial condition and results of operations of the Group and the purchase of the Bonds, and such questions
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have been answered to its satisfaction; (iii) has had the opportunity to review all publicly available documents concerning the Group that it has considered necessary or appropriate in making an investment decision; (iv) understands and acknowledges that no offering document or prospectus concerning the Group or the Bonds will be prepared in connection with its purchase of the Bonds; and (v) has reviewed all relevant information that it believes is necessary or appropriate in connection with its purchase of the Bonds;

(b)	it has such knowledge and experience in financial, business and investment matters that it is capable of evaluating the merits and risks of purchasing the Bonds;

(c)	it has the ability to bear the economic risk of its purchase of the Bonds;

(d)	it has full power and authority to enter into this Agreement, which constitutes its valid and legally binding obligation and is enforceable in accordance with its terms;

(e)	it understands that the offer or sale of the Bonds will be made overseas within the meaning of Rule 902(e)(iii) of Regulation S (“Regulation S”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”);

(f)	it, each of the funds managed by or affiliated with the Investor for which it is acting as nominee, as applicable, or any assignee of the Investor is (a) a resident of Iceland; (b) not a “U.S. person” (as defined in Regulation S); (c) was outside the United States at the time it first expressed an interest in purchasing the and is currently outside of the United States; (d) not an affiliate (as defined in Rule 144 under the Securities Act) of the Issuer or a person acting on behalf of such an affiliate and (e) a “professional investor” for the purposes of Directive 2014/65/EU on markets on financial instruments. The offer by the Issuer to sell the Bonds to the Investor was directed to the Investor in Iceland;

(g)	it understands that the Bonds have not been and will not be registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act;

(h)	it understands that no action has been taken to permit a public offering of the Bonds in any jurisdiction and it will not offer or sell any of the Bonds in any jurisdiction or in any circumstance in which such offer or sale is not authorised or to any person to whom it is unlawful to make such offer or sale except under circumstances that complies with any applicable laws and/or regulations; and

(i)	it understands that the foregoing representations and warranties are required in connection with the securities laws of the United States and other jurisdictions. It acknowledges that the Issuer will rely upon the truth and accuracy of its representations and warranties set forth herein, and it agrees to notify the Issuer promptly in writing if, at any time before the Closing, any of its representations or warranties herein ceases to be accurate and complete in any material respect.

The representations and warranties contained in, or given pursuant to, Clause 3.2 shall be deemed to have been repeated on the Closing Date taking into account facts and

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circumstances subsisting at such date.

4.	Undertakings

The Issuer undertakes to the Investor that:

4.1	Taxes

The Issuer will pay:

(a)	any stamp, issue, registration, documentary or other taxes and duties, including interest and penalties in Luxembourg or Iceland and all other relevant jurisdictions paid or payable on or in connection with the creation, issue, offering and/or placing of the Bonds or the execution or delivery of the Contracts except where the Bonds and/or the Contracts are (i) voluntarily presented to the registration formalities, (ii) appended to a document that requires mandatory registration or (iii) deposited with the official records of a notary (deposé au rang des minutes d’un Notaire); and

(b)	in addition to any amount payable by it under this Agreement, value added taxes (being value added tax chargeable under or pursuant to Council Directive 2006/112/EC or the Sixth Council Directive of the European Communities and any other similar tax, wherever imposed (“VAT”)), goods and services taxes, business or services taxes or similar tax payable in respect thereof in Luxembourg or Iceland and all other relevant jurisdictions (and references in this Agreement to such amount shall be deemed to include any such taxes so payable in addition to it).

4.2	Warranties

The Issuer will forthwith notify the Investor if at any time prior to the Closing Date anything occurs which renders or may render untrue or incorrect in any respect any of its representations, warranties, agreements and indemnities herein and will forthwith take such steps as the Investor may reasonably require to remedy the fact.

4.3	Approvals and Filings

The Issuer shall obtain all approvals and consents and promptly make all notifications, registrations and filings as may from time to time be required in relation to the issue of the Bonds.

4.4	Use of Proceeds

(a)	The Issuer shall use the net proceeds from the issue of the Bonds for:

(i)	any fees, commissions, costs and expenses, stamp, registration and other Taxes incurred by the Issuer or any of its holding companies, Subsidiaries, Affiliates or successors in title in connection with any of the transactions or documents contemplated or referred to in this Agreement and the Tranche B Convertible Bond Instrument; and
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(ii)	general corporate purposes and working capital (excluding, for the avoidance of doubt, Permitted Investments or any Restricted Payments including any payment or repayments in connection with any shareholder loans of the Issuer or any of its holding companies, Subsidiaries, or Affiliates).

(b)	The Issuer will not, directly or indirectly, use the proceeds of the offering and sale of the Bonds, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other Person, for the purpose of financing the activities of any Person, or in any country or territory, that, at the time of such funding, is subject to or the target of any Sanction.

4.5	Information

To the extent permitted by applicable laws, rules and regulations, the Issuer will, as soon as reasonably practicable, provide the Investor, upon request, with all such information known to it or which on reasonable enquiry ought to be known to it relating to the Group or otherwise as may be reasonably required by the Investor in connection with the issue and sale of the Bonds for the purpose of complying with any applicable law, rule, regulation or direction (including the establishment of any defence to any action under any of the same, whether relating to due diligence or otherwise) or any requirement of any applicable regulatory body.

5.	Conditions Precedent

5.1	The obligations of the Investor to subscribe for the Bonds are subject to the fulfilment, prior to or simultaneously at Closing, of the following conditions to the satisfaction of the Investor:

(a)	Compliance: on the Closing Date:

(i)	the representations and warranties of the Issuer and the other Group Companies (as defined below) in this Agreement (including those set forth in schedule 1 to this Agreement) shall be true, accurate and correct in all material respects (except for those representations and warranties that are conditioned by materiality, which shall be true and accurate in all respects) and not misleading in any material respect on the Closing Date; and

(ii)	the Issuer shall have performed all of its respective material obligations under this Agreement to be performed on or before such date.

(b)	No Default

On the Closing Date and after giving effect to the transactions contemplated by the Contracts, including the use of proceeds from the issue and sale of the Bonds, the Issuer is not in breach of or in default (nor has any event occurred which, with the giving of notice and/or the passage of time and/or the fulfilment of any other requirement would result in a default by the Issuer) under the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or to which its assets are bound except for

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any breach or default which would not, individually or in the aggregate, have a Material Adverse Effect.

(c)	Bond Documents

On or before the Closing Date, there shall have been delivered to the Investor a copy of the Tranche B Convertible Bond Instrument.

5.2	The obligations of the Issuer to issue the Bonds are subject to the fulfilment, prior to or simultaneously at Closing, of (i) the conditions set out in Clause 5.1 and (ii) on or prior to the date hereof, all consents and approvals required on the part of the Investor in relation to the subscription of the Bonds being obtained. The Investor confirms that no further consent or approvals are required on its part in relation to the subscription of the Bonds.

5.3	Fulfilment

The Issuer shall use its best endeavours to ensure the fulfilment of the conditions set out in Clause 5.1 as soon as reasonably practicable and in any event no later than on the Closing Date.

6.	Closing

6.1	Issue of the Bonds

Subject to Clause 6.2 (Payment) below, on or before 4:00 pm GMT (or such other time as may be agreed by the Issuer and the Investor) on the Closing Date, the Issuer will issue the Bonds and procure the entry in the Register of Bondholders of the name of the Investor as Bondholder, each of which the Parties acknowledge and agree that such entry shall be evidenced by a PDF copy of the Register of Bondholders provided by the Registrar (as defined in the Tranche B Convertible Bond Instrument) (or if the Registrar is not yet appointed on the Closing Date, the Issuer).

Completion of the entries in the Register of Bondholders pursuant to this Clause 6.1 shall constitute the issue and delivery of the Bonds; provided, however, that if Closing does not occur for any reason whatsoever including but not limited to non-satisfaction of the conditions set forth in Clause 5 (Conditions Precedent), the Bonds shall be deemed not to have been issued on the Closing Date, and any entries in the Register of Bondholders relating to the Bonds offered hereby shall be deemed void.

6.2	Payment

Subject to satisfaction of the conditions set forth in Clause 5 (Conditions Precedent) and the completion of entries in the Register of Bondholders by the Issuer pursuant to clause 6.1 (Issue of Bonds), the Investor will pay or cause to be paid to the Issuer an amount of USD [•] into a bank account as designated in writing by the Issuer at least two (2) Business Days prior to the Closing Date (subject though to reductions pursuant to clause 2.1). For the avoidance of doubt, neither the Investor nor any of its respective affiliates shall have any obligation to subscribe or pay for the Bonds unless all of the conditions set forth in Clause 5 (Conditions Precedent) have been satisfied or otherwise waived by the Investors, regardless of any entry in the Register of Bondholders, and neither the Investor nor any of its affiliates shall have any liability

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whatsoever (in contract, tort or otherwise) to the Issuer or any of its affiliates, or any other person, for any such non-subscription or non-payment for the Bonds.

7.	Expenses and Payments

7.1	General Expenses

The Issuer shall pay and indemnify the Investor of all costs, expenses, taxes and charges (including, without limitation, any legal fees, third party fees and out of pocket expenses of the Investor) incurred by the Investor in connection with the Bonds, and the assessment, negotiation, preparation and execution of this Agreement.

7.2	Payment

All payments due under this Agreement are to be made in US dollars and are stated exclusive of any applicable tax whether income taxes, withholding taxes, VAT, goods and services taxes, business or services taxes or similar taxes (other than taxes imposed in respect of net income by a taxing jurisdiction wherein the recipient is incorporated or resident for tax purposes) (“Taxes”). If VAT is or becomes chargeable on any such amounts the Issuer shall, subject to the receipt of a valid VAT invoice in respect of such supply, at the same time and in the same manner as the payment to which such VAT relates, pay an amount equal to such VAT.

(a)	All amounts (if any) payable by the Issuer to the Investor under this Agreement shall be paid, free and clear of, and without any deduction or withholding for or on account of, any current or future taxes, levies, imposts, duties, charges or other deductions or withholdings levied in any jurisdiction from or through which payment is made on behalf of the Issuer or in which the payor is located unless such deduction or withholding is required by applicable law, in which event the Issuer making such payment shall pay such additional amount (including any such withholding or deduction from such additional amount) as is required to ensure that the Investor receives, free from any such withholding, deduction, assessment or levy, the full amount of the payments set out herein.

8.	Termination

8.1	Ability of the Investor to Terminate

At any time:

(a)	if any of the conditions specified in Clause 5.1 has not been satisfied, or waived by the Investor, on or prior to the Closing Date; or

(b)	if the Bonds have not been issued by the Closing Date or a later date as agreed in accordance with this Agreement and on or prior to such date, the Parties have not mutually agreed to extend the Closing Date, provided that, if, the failure to issue Bonds is caused by administrative or technical error, the termination right hereunder shall not be exercisable by the Investor if the Issuer has remedied such failure within five (5) Business Days of the Closing Date, or
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(c)	if the Closing Date has not occurred by 18 August 2023;

then the Investor shall be entitled (but not bound) by notice to the Issuer to elect to treat such event, breach or failure as terminating this Agreement notwithstanding any other provisions of this Agreement.

8.2	Consequences of Termination

Upon such notice being given pursuant to Clause 8.1 (Ability of the Investor to Terminate), this Agreement shall terminate and be of no further effect and no Party shall be under any liability to any other in respect of this Agreement.

9.	Survival of Representations and Obligations

Clause 4 (Undertakings) in this Agreement shall continue in full force and effect despite completion of the arrangements for the subscription and issue of the Bonds.

10.	Communications

10.1	Addresses

Any communication in connection with this Agreement shall be given by electronic mail or letter:

In the case of notices to the Issuer, to it or them at:

Address:

Email:

Attention:

In the case of notices to the Investor, to it at:

Address:	[•]

Email:	[•]

Attention:	[•]

10.2	Effectiveness

Any such communication shall take effect, in the case of a letter, at the time of delivery, and in the case of electronic mail, at the time of despatch.

11.	Assignment

No Party may assign any of its rights or delegate or transfer any of its obligations under this Agreement without the prior written consent of the other Parties.

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12.	Entire Agreement

This Agreement, together with any documents referred to in it, constitutes the whole agreement between the Parties relating to the issue of and the subscription for the Bonds and supersedes and extinguishes any other prior drafts, agreements, undertakings, representations, warranties and arrangements of any nature, whether in writing or oral, relating to the issue of and the subscription for the Bonds; provided that nothing in this Clause 12 shall exclude or limit the liability of any Party for fraudulent misrepresentation.

13.	Currency Indemnity

13.1	Currency of Account and Payment

US dollars (the “Contractual Currency”) is the sole currency of account and payment for all sums payable by the Issuer under or in connection with this Agreement, including damages.

13.2	Extent of Discharge

An amount received or recovered in a currency other than the Contractual Currency (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in the insolvency, winding-up or dissolution of the Issuer or otherwise), by the Investor in respect of any sum expressed to be due to it from the Issuer will only discharge the Issuer to the extent of the Contractual Currency amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so).

13.3	Currency Indemnity

If that Contractual Currency amount able to be so purchased as provided for in Clause 13.2 (Extent of Discharge) is less than the Contractual Currency amount expressed to be due to the recipient under this Agreement, the Issuer will indemnify it, to the maximum extent permitted under all applicable laws, against any loss sustained by it as a result. In any event, the Issuer will indemnify the recipient against the cost of making any such purchase.

13.4	Indemnity Separate

The indemnities in this Clause 13 (Currency Indemnity) constitute separate and independent obligations from the other obligations in this Agreement, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted by the Investor and will continue in full force and effect despite any judgment, order, claim or proof for a liquidated amount in respect of any sum due under this Agreement or any other judgment or order.

14.	Governing Law and Jurisdiction

14.1	Governing law
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This Agreement, as to which time shall be of the essence, and any non-contractual obligations arising out of or in connection with it, shall be governed by and construed in accordance with Icelandic law.

14.2	Jurisdiction

(a)	The District Court of Reykjavík have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement and the Bonds (including a dispute relating to the existence, validity or termination of this Agreement or the Bonds or any non-contractual obligation arising out of or in connection therewith) (a “Dispute”) and accordingly any legal action or proceedings in connection with such Dispute (“Proceedings”) may be brought in such courts. Each of the Issuer and the Investor hereby irrevocably submits to the jurisdiction of such courts.

15.	Waiver of Immunity

The Issuer hereby waives any right to claim sovereign or other immunity from jurisdiction or execution and any similar defence, agrees not to plead or claim any such immunity in any Proceedings or arbitration, and irrevocably consents to the giving of any relief or the issue of any process, including, without limitation, the making, enforcement or execution against any property whatsoever (irrespective of its use or intended use) of any order or judgment made or given in connection with any Proceedings or arbitration.

16.	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

For confirmation of all of the above, this Agreement may be signed by the Parties with a valid electronic signature is in accordance with Act no. 55/2019 on electronic identification and trust service for electronic commerce.

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Schedule 1

Representations and Warranties from the Issuer

The Issuer represents and warrants to the Bondholders on the date of this Agreement and the Closing Date that:

(a)	Organisation; Power; Authorisation; Enforceability

The Issuer:

(i)	has been duly incorporated, established or organised, is legally existing and is in good standing (or equivalent status or is able to issue a directors’ certificate, as applicable) under the laws of its jurisdiction of organisation (to the extent any such concept applies in such jurisdiction);

(ii)	is duly licensed or qualified to do business in good standing (if applicable) in each jurisdiction in which such license or qualification is required by law for the business it is now conducting except where the failure to be so licensed or qualified would not reasonably be expected to have a material adverse effect on (1) the business, operations, assets, liabilities (including contingent liabilities), business or financial condition, results of operations of the Issuer and its Subsidiaries (the “Group” or “Group Companies”) taken as a whole and/or any member of the Group individually, and (2) the ability of the Issuer to perform its obligations under any of the Contracts or the Bonds, (“Material Adverse Effect”);

(iii)	has the requisite corporate (or equivalent) power and authority to own, lease or operate the properties and assets it purports to own, lease or operate, to carry on its business as presently conducted and to execute, deliver and perform its obligations under each Contract except where the failure to have such power and authority to own, lease or operate such properties and assets and carry on such business would not reasonably be expected to have a Material Adverse Effect.

(iv)	Each Contract has been duly authorised, executed and delivered by the Issuer, and constitutes the valid, legally binding and, assuming due authorisation, execution and delivery by all other parties thereto (subject to general equitable principles, insolvency, liquidation, reorganisation and other laws of general application relating to creditors’ rights), enforceable obligation of the Issuer.

(v)	“Contracts” means this Agreement and the Tranche B Convertible Bond Instrument.

(b)	Securities Laws

(i)	The Issuer is a “foreign issuer” (as such term is defined in Regulation S) under the Securities Act.

(c)	None of the Issuer or any of its affiliates (as defined in Rule 144 under the Securities Act) has directly or through any agent engaged in any directed selling efforts in the United States within the meaning of Rule 902(c) of Regulation S with respect to the Bonds; the Issuer, any of its affiliates and any person acting on its or their behalf have complied with any applicable offering restrictions of Regulation S in connection with the issue and sale of the Bonds, except no representation, warranty or agreement is made by the Issuer in this paragraph with respect to the Investor, its affiliates or any person acting on its or their behalf.

(d)	The offer or sale of the Bonds has been made in an overseas directed offering within the meaning of Rule 902(e)(iii) of Regulation S and no offers or sales of Bonds have been made to persons in the United States. Neither the Issuer nor its affiliates, nor to their respective knowledge any distributor in respect of the offering or their respective affiliates, is aware (or is reckless in not being aware) of any substantial portion of the offering being sold or resold outside Iceland.

(e)	Governmental and Third Party Authorisations

No exemption from, notice to, registration, filing or declaration with, or consent, approval, authorisation or other action of, any Governmental Authority (as defined in the Tranche B Convertible Bond Instrument) or any other Person (as defined in the Tranche B Convertible Bond Instrument) is necessary or required in connection with (i) the creation, issuance and/or rollover (as applicable) by the Issuer of the Bonds, the execution or delivery by any of the Issuer of any Contract or the performance of obligations by any of the Issuer under any Contract, (ii) the transactions contemplated by the Contracts, other than (1) such exemptions, notices, registrations, filings, declarations, consents, approvals, authorisations and other actions as shall have been taken, given, made or obtained and are in full force and effect as of the Closing Date, (2) such filings required to be made after the date hereof under applicable securities laws, if any, and (3) such exemptions, notices, registrations, filings, declarations, consents, approvals, authorisations and other actions the failure of which to take, give, make or obtain would not have a Material Adverse Effect.

(f)	No Conflicts

The execution and delivery by the Issuer of each Contract, the performance of obligations by the Issuer of each Contract and the consummation of the transactions contemplated hereby and thereby do not and will not (i) contravene the terms of the constitutional documents of the Issuer, (ii) violate any law, determination or award applicable to any of the Issuer or its properties or assets or (iii) contravene the terms or provisions of, or constitute a violation, breach or default under, or result in the acceleration of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Issuer is a party or by which the Issuer is bound or to which any of the property or assets of the Issuer is subject or result in the creation or imposition of any encumbrance upon any assets of the Issuer, except, in the case of paragraphs (ii) and (iii) above, where such violation, conflict, breach, default, acceleration, payment, creation or imposition would not reasonably be expected to individually or in the aggregate have a Material Adverse Effect.

(g)	No Violation or Default

The Issuer is not (i) in violation of its constitutional documents, (ii) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Issuer is a party or by which the Issuer is bound or to which any of the property or assets of the Issuer is subject, or (iii) in violation of any law applicable to it or to its properties and assets, except, in each case, for any such default or violation that would not, individually or in the aggregate, have a Material Adverse Effect. On the Closing Date, after giving effect to the transactions contemplated by the Contracts, including the use of proceeds from the issue and sale of the Bonds, there exists no Event of Default (as defined in the Tranche B Convertible Bond Instrument) or any event that, had the Bonds already been issued, would constitute a Default (as defined in the Tranche B Convertible Bond Instrument) or an Event of Default under the Tranche B Convertible Bond Instrument.

(h)	Tax Matters

Except as could not reasonably be expected to have a Material Adverse Effect, the Issuer has (i) timely filed or caused to be timely filed all supranational, national, regional, local and other tax returns and reports required by law to be filed and all such tax returns are true and correct and (ii) duly and timely paid or caused to be duly and timely paid, all taxes, assessments, fees and charges levied or imposed upon it or its properties, assets or income otherwise due and payable, except those that are being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves have been provided in accordance with IFRS (as defined in the Tranche B Convertible Bond Instrument). Except as would not reasonably be expected to have a Material Adverse Effect, there is no pending or, to the knowledge of the Issuer, proposed tax assessment, deficiency or audit against the Issuer. The Issuer has no outstanding material tax liens. The Issuer is not party to any tax allocation, indemnity or sharing agreement.

(i)	Absence of Litigation

There are no actions, suits, proceedings, claims, disputes or investigations at law (including, in each case, with respect to Intellectual Property, that involve opposition, cancellation, revocation or review) or in equity, in arbitration or before any Governmental Authority pending or, to the knowledge of the Issuer, threatened (in writing) against any of the Issuer, that (i) seek to prevent, alter or delay the creation and issuance of the Bonds or the consummation of the transactions contemplated by the Contracts or (ii) individually or in the aggregate could reasonably be expected to have a Material Adverse Effect.

(j)	Solvency

(k)	No order has been made, and no step has been taken or is currently intended by the Issuer or, to the knowledge of the Issuer, any other Person for the winding-up, liquidation, dissolution, administration, merger or consolidation or for the appointment of a receiver or administrator of the Issuer or all or any of the properties or assets of the Issuer, under any applicable insolvency, reorganisation or similar laws in any jurisdiction having jurisdiction over the Issuer.

(ii)	The Issuer can pay its debts as and when they fall due for payment.

(i)	Regulatory Filings

Except as would not have a Material Adverse Effect, in the three years ended the date hereof, the Issuer has not failed, to the knowledge of the Issuer, to file with the Regulatory Authorities any required filing, declaration, listing, registration, report or submission with respect to its product candidates. Except as would not have a Material Adverse Effect, all such filings, declarations, listings, registrations, reports or submissions were in material compliance with applicable laws when filed. In the three years ended the date hereof, no deficiencies regarding compliance in material respect with applicable law have been communicated to the Issuer by any applicable Regulatory Authority with respect to any such filings, declarations, listings, registrations, reports or submissions.

(j)	Information

All information, as supplemented or amended from time to time, supplied, disclosed or made available in writing or orally from time to time by or on behalf of any member of the Group or any of their respective directors, supervisors, officers, employees, affiliates or agents to the Investor in connection with the subscription of the Bonds and the entering into of the Contracts and the transactions contemplated thereby, was so supplied, disclosed or made available in good faith and was when given and remains in all material respects true and accurate and not misleading; and all forecasts, opinions and estimates relating to any member of the Group so supplied, disclosed or made available have been made after due, careful and proper consideration, are based on reasonable assumptions and represent reasonable and fair expectations honestly held based on facts known to such persons. At the time of the filing thereof, the SEC Filings complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act of 1934, as amended (the “Exchange Act”), and the Sarbanes Oxley Act of 2002 (and the regulations promulgated thereunder), and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. For the purpose of this Agreement,

“SEC Filings” means the Issuer’s filings made pursuant to the Securities Act or the Exchange Act, as applicable, prior to the date hereof, including but not limited to the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on March 1, 2023.

(k)	No Immunity

No member of the Group, nor any of their respective assets, is entitled to any right of immunity on the grounds of sovereignty or otherwise from any action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any court, from service of process, from attachment to or in aid of execution of judgment, or from other action, suit or proceeding for the giving of any relief or for the enforcement of any judgment in relation to any Contract or the Bonds; and the waiver and agreement of the Issuer in the Contracts not to plead or claim any such immunity in any action, suit or proceeding arising out of or based on any such Contract or the transactions contemplated thereby is a legal, valid and binding obligation of the Issuer under the laws of its jurisdiction of incorporation.

SIGNATURE PAGE

ALVOTECH

By:

Title: Authorised Signatory

[•]

By:

Title: Authorised Signatory

[Signature Page to Tranche B CB Subscription Agreement]